Exhibit 99.188

For Immediate Release	September 16, 2021

The Valens Company Announces Strategic Distribution Agreement with APOTEKA SRL, part of GFI Costa Rica & Provides Australia Update

APOTEKA partnership provides strategic entry for Valens’ brands across Central America

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Company secures AUS$540,000 order from Cannvalate to manufacture GMP products for Australian and

New Zealand Markets

Kelowna, B.C., September 16, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced it has signed a regional distribution agreement with APOTEKA SRL (“APOTEKA”), a part of Grupo Farmanova Intermed “GFI Costa Rica”, a pharmaceutical holding company based in Costa Rica with operations throughout Central America and the Caribbean. Under the agreement, APOTEKA will bring Valens’ nūance brand, with future plans to include the Green Roads brand, into three core Central American markets: Costa Rica, the Dominican Republic and Panama.

Valens has developed two CBD tinctures for APOTEKA that combine known wellness ingredients with CBD. The products will be manufactured by Green Roads and are made with coconut MCT oil. They come in coconut and peppermint flavor, with added terpenes, and will be available in two concentrations: 900 and 1500 milligrams of CBD. Both tinctures have been carefully developed to match the tastes of local markets.

Tyler Robson, Chief Executive Officer and Chair of The Valens Company, said, “This partnership with APOTEKA, part of GFI Costa Rica a multiregional conglomerate with a 45-year track record, is consistent with our distribution first, asset light, growth model in international markets. The partnership represents a strategic expansion into Central America where APOTEKA will be distributing these products into regions including: Costa Rica, the Dominican Republic and Panama. With limited competition currently in these markets, and a reputable distribution partner in APOTEKA, we see a compelling opportunity to further develop an innovative product portfolio, establish a foothold in the region and expand our strategy across other Central American countries in the future as more countries liberalize their cannabis laws.”

Australia Market Update

The Company also announced it has secured AUS$540,000 of initial orders for GMP product from its Australian distribution partner, Cannvalate PTY Ltd (“Cannvalate”). This follows the Company’s recent announcement that it had secured access to GMP Manufacturing in Australia through an exclusive partnership with Epsilon Healthcare, furthering its international expansion to GMP markets in Latin America, Europe, UK and the Asia-Pacific regions.

Jeff Fallows, President of The Valens Company, said, “We are excited to report our first GMP production through the Southport facility, marking our further expansion into the Australian market. The order represents Valens taking advantage of Epsilon’s large scale GMP manufacturing capability, with the capacity and means to provide further accelerated access to Europe through their TGA and EU GMP capabilities. Through Cannvalate’s significant local market presence and leading distribution platform, Valens is well placed with strategic access to a market we see through recent trends being poised for dramatic growth.”

Valens expects to continue to receive purchase orders of a similar or greater value under this arrangement on an ongoing basis, which is representative of the global shift to GMP and EU GMP production standards that the Company is now able to deliver through its partnership with Epsilon Healthcare.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1 212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.